June 27, 2019

Daniel M. Mahoney, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
400 East Van Buren
Phoenix, Arizona 85004

       Re:    Capstone Therapeutics Corp.
              Schedule 13E-3 filed by Capstone Therapeutics Corp.
              Filed May 31, 2019
              File No. 005-42745

              Preliminary Proxy Statement on Schedule 14A
              Filed May 31, 2019
              File No. 000-21214

Dear Mr. Mahoney:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 13E-3

1. Please advise us as to what consideration has been given to whether BP Peptides, LLC,
       Mr. Toporek, and Mr. Lipman are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include such parties as filing persons.
 Daniel M. Mahoney, Esq.
June 27, 2019
Page 2


Preliminary Proxy Statement on Schedule 14A

Summary of Terms of Reverse Stock Split, page 4

2. We note the disclosure on page 4 and elsewhere that states that you "currently anticipate"
       that in lieu of issuing fractional shares, you will aggregate all fractional shares and have your exchange agent sell the aggregated amount. Please explain why this is phrased merely as an expectation and what circumstances would lead to a different result.

3. We note the disclosure on page 4 and elsewhere that indicates that the sale of the aggregated fractional interests will occur "as soon as practicable" after the Effective Date on the basis of prevailing market prices of the Common Stock at the time of sale. Please be more precise about the timing of such sale.

4. We note the disclosure on page 4 that refers to the payment of net proceeds to shareholders "after customary brokerage commissions and other expenses." At the bottom of page 8, however, the disclosure states that the Reverse Stock Split will allow liquidation by small stockholders of their shares "without having to pay brokerage commissions." Please reconcile these two apparently contradictory statements.

Alternatives Considered, page 15

5. We note the disclosure that states, "The Board considered issuer purchases, e.g., by tender offer, but concluded that the Company did not have sufficient resources to effectuate such purchases at the level that would reduce record stockholders to below
       300." Please provide additional detail as to why such alternative transactions would require resources beyond what is required to effectuate the Reverse Stock Split.

Fairness of the Reverse Stock Split, page 15

6. We note the disclosure on page 16 that states, "The Board believes the Cash-Out
       Payment is fair to our stockholders as it is based on the arms-length trading activity as reported on the OTCQB stock exchange." Elsewhere the disclosure speaks to the likelihood of the Reverse Stock Split resulting in a negative impact on the market price and trading activity of the Common Stock following the Effective Date (see, e.g.,
       "Disadvantages of the Reverse Stock Split" on pages 14-15). Please explain how the
       Board has been able reasonably to conclude that the Cash-Out Payment will be fair when
       (i) the Cash-Out Payment is unknown until after the Reverse Stock Split occurs, (ii) by its very nature the Reverse Stock Split is likely to drive down the value of the Cash-Out
       Payment, (iii) no downside protection in favor of cashed-out shareholders appears to have been built into the pricing mechanism in the event that the market price does indeed decline following the Effective Date, and (iv) there do not appear to be any specific timing constraints associated with the Company's obligation to effect the sale of the aggregated fractional shares and disburse the Cash-Out Payment.
 Daniel M. Mahoney, Esq.
June 27, 2019
Page 3



Trading Market and Price, page 19

7. Please provide trading information for the first and second quarters of 2019.

Form of Proxy

8. Please revise the form of proxy to clearly identify it as being preliminary. Refer to
       Rule 14a-6(e)(1) of Regulation 14A.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                            Sincerely,

                                                            /s/ David M.
Plattner

                                                            David M. Plattner
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions